	EXHIBIT 12.1

	EPL Intermediate, Inc.
	Computation of Ratios of Earnings to Fixed Charges
	Fiscal Years

			2005
	(As Restated) 2003	2004	10/30/04 to 11/17/05	11/18/05 to 12/28/05	2006	2007

Fixed Charges:
Interest expense	$8,100	$18,025	$38,726	$3,385	$28,813	$29,167
Capitalized interest	57	95	84	106	166	252
Interest portion of rent expense	756	799	733	82	961	1,109

Total Fixed Charges	$8,913	$18,919	$39,543	$3,573	$29,940	$30,528

Earnings:
Pretax income	$12,302	$1,343	($18,844)	($981)	$1,709	($941)
Add fixed charges	8,913	18,919	39,543	3,573	29,940	30,528
Subtract Capitalized Interest	(57)	(95)	(84)	(106)	(166)	(252)

Total Earnings	$21,158	$20,167	$20,615	$2,486	$31,483	$29,335
Ratio of Earnings to Fixed Charges	2.4x	1.1x	0.5x	0.7x	1.1x	1.0x